Independent Accountant's Report

The Board of Directors of
BNY Mellon Strategic Funds, Inc.

We have examined management's assertion, included in the accompanying Report of Management on Compliance with Certain Provisions of the Investment
Company Act of 1940, that
BNY Mellon Strategic Funds, Inc.
(constituting BNY Mellon Select Managers Small Cap Growth Fund,
BNY Mellon Select Managers Small Cap Value Fund,
BNY Mellon U.S. Equity Fund, BNY Mellon Global Stock Fund,
BNY Mellon International Stock Fund and
BNY Mellon Active MidCap Fund)
(the "Company")
complied with the requirements of
subsections (b) and (c) of Rule 17f-2 under the Investment
Company Act of 1940 ("the Act") as of July 31, 2021.
Management is responsible for its assertion about compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Act (the specified requirements). Our responsibility is to express an opinion on management's assertion about the Company's compliance with the specified requirements based on our examination.

Our examination was conducted in accordance with the attestation standards established by the Public Company
Accounting Oversight Board (United States).
Those standards require that we
plan and perform the examination to obtain reasonable assurance about whether management's assertion about compliance with the specified requirements is fairly stated, in all material respects. An examination involves performing procedures to obtain evidence about whether management's assertion is fairly stated, in all material respects. The nature, timing, and extent of the procedures selected depend on our judgment, including an assessment of the risks of material misstatement of management's assertion, whether due to fraud or error.
We believe that the evidence we obtained is sufficient and appropriate to provide a reasonable basis for our opinion.

Included among our procedures were the
following tests performed as of July 31, 2021 and with respect to agreement of security purchases and sales, for the period from June 1, 2021 (the date of our last examination), through July 31, 2021:

Confirmation of all securities held by institutions in book entry form (e.g., the Federal Reserve Bank of Kansas City, the Depository Trust Company and various sub-custodians);


Confirmation of all securities hypothecated, pledged, placed in escrow or out for transfer with brokers, pledgees, transfer agents or securities lending administrators;

Reconciliation of all such securities
to the books and records of the Company and The Bank of New York Mellon (the Custodian);

Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with The Bank of New York Mellon (the Custodian) records, if any; and

Agreement of 5 security purchases and 5 security sales or maturities, if occurred, since our last report from the books and records of the Company, to corresponding bank statements.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with specified requirements.

In our opinion, management's assertion that BNY Mellon Strategic Funds, Inc.
complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Act as of July 31, 2021, with respect to securities reflected in the investment account of the Company is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Directors of BNY Mellon Strategic Funds, Inc.
and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

               /s/ERNST & YOUNG LLP

New York, New York
October 21, 2021


Report of Management on Compliance with
        Certain Provisions
of the Investment Company Act of 1940

October 21, 2021

We, as members of management of
BNY Mellon Strategic Funds, Inc.
(constituting BNY Mellon Select Managers Small Cap Growth Fund,
BNY Mellon Select Managers Small Cap Value Fund,
BNY Mellon U.S. Equity Fund, BNY Mellon Global Stock Fund,
BNY Mellon International Stock Fund and
BNY Mellon Active MidCap Fund)
(the "Company"),
are responsible for complying with the
requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management
Investment Companies," of the Investment Company
Act of 1940 ("the Act"). We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Company's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of July 31, 2021 and from June 1, 2021 through July 31, 2021.

Based on this evaluation, we assert that the Company was in compliance with the requirements of subsections
(b) and (c) of Rule 17f-2 of the Act
as of July 31, 2021 and from
June 1, 2021 through July 31, 2021, with respect to securities reflected in the investment account of the Company.

BNY Mellon Strategic Funds, Inc.



By:

     /s/Jim Windels
     Jim Windels,
     Treasurer
     BNY Mellon Investment Adviser, Inc.